Filed Pursuant to Rule No. 424(b)(5)
Registration No. 333-119198

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED SEPTEMBER 22, 2004)

APOLLO GOLD CORPORATION

925,000 Common Shares

We are issuing 925,000 common shares of Apollo Gold Corporation directly to Standard New York Securities, Inc. (which we refer to as Standard), without the use of placement agents. On April 13, 2005, we entered into an engagement letter with Standard, pursuant to which Standard agreed to act as our financial advisor in connection with the sale or other strategic transaction in respect of our wholly owned subsidiary, Montana Tunnels Mining, Inc. (which we refer to as MTMI). On July 28, 2006, we entered into a joint venture in respect of MTMI. As a result, we are issuing 925,000 shares of our common stock in payment of the fees owing to Standard under the engagement letter in connection with such joint venture.

Our common shares are traded on the American Stock Exchange under the symbol “AGT” and on the Toronto Stock Exchange under the symbol “APG.” On September 12, 2006, the closing price for our common shares on the American Stock Exchange was $0.39 per share and the closing price on the Toronto Stock Exchange was Cdn$0.45 per share.

Unless otherwise indicated, all references to “$” or “dollars” in this prospectus supplement refer to United States dollars. References to “Cdn$” in this prospectus supplement refer to Canadian dollars.

Investing in the shares involves a high degree of risk. See “Risk Factors” beginning on page S-3 of this prospectus supplement.
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Neither the U.S. Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved these securities, or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The common shares offered by this prospectus supplement will be issued to our financial advisor as a payment of fees under our engagement letter with such financial advisor. We will pay the expenses of the offering.
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The date of this prospectus supplement is September 12, 2006.

TABLE OF CONTENTS

Prospectus Supplement

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You should rely only on the information contained or incorporated by reference in this prospectus supplement and the related prospectus. See “Incorporation of Certain Documents by Reference” on page 1 of the related prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. Information on any of the websites maintained by us does not constitute a part of this prospectus supplement. You should assume that the information appearing in this prospectus supplement and the related prospectus or any documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

ABOUT THIS PROSPECTUS

This prospectus supplement will be and the related prospectus has been filed with the Securities and Exchange Commission, which we refer to as the SEC, pursuant to a registration statement on Form S-3, which we refer to as the registration statement.

Our financial statements are prepared in accordance with generally accepted accounting principles in Canada, which we refer to as Canadian GAAP. We provide certain information reconciling our financial information with generally accepted accounting principles in the United States, which we refer to as U.S. GAAP.

CURRENCY INFORMATION

The noon rate of exchange on September 12, 2006 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Cdn$1.00 equals $0.8940.

OUR BUSINESS

The earliest predecessor to Apollo Gold Corporation was incorporated under the laws of the Province of Ontario in 1936. In May 2003, it reincorporated under the laws of the Yukon Territory. Apollo Gold Corporation maintains its registered office at 204 Black Street, Suite 300, Whitehorse, Yukon Territory, Canada Y1A 2M9, and the telephone number at that office is (867) 668-5252. Apollo Gold Corporation maintains its principal executive office at 5655 S. Yosemite Street, Suite 200, Greenwood Village, Colorado 80111-3220, and the telephone number at that office is (720) 886-9656. Our internet address is http://www.apollogold.com. Information contained on our website is not a part of this prospectus.

We are principally engaged in gold mining including extraction, processing, refining and the production of other co-product metals, as well as related activities including exploration and development of mineral deposits principally in North America. We own the Montana Tunnels mine, an open pit mine and mill located near Helena, Montana, which produced gold doré and lead-gold and zinc-gold concentrates until it was placed under care and maintenance on May 12, 2006. On July 28, 2006, we entered into a joint venture agreement with Elkhorn Tunnels, LLC (which we refer to as Elkhorn) in respect of the Montana Tunnels Mine. With the expected financial contributions from Elkhorn under the joint venture agreement, we believe that we will be able to remediate the pit wall instability and recommence mill operations in early 2007.

We own a development property, the Black Fox project, which is located near the township of Matheson in the Province of Ontario, Canada. We also own Mexican subsidiaries which own or have the right to acquire concessions of the Huizopa exploration property located in the Sierra Madres in Chihuahua, Mexico.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This prospectus supplement, the related prospectus and the documents incorporated by reference in this prospectus supplement and the related prospectus contain forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, which we refer to as the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. Forward-looking statements can be identified by the use of words such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “continue,” or the negative of such terms, or other comparable terminology. These statements include comments regarding:

•	the Company’s future focus on Black Fox;

•	our ability to effectively remediate the east wall instability problems at the Montana Tunnels mine;

•	our ability to bring the Montana Tunnels mine back into production;

•	future financial contributions by Elkhorn, our joint venture partner in respect of the Montana Tunnels mine;

•	the establishment and estimates of mineral reserves and resources;

•	production and production costs;

•	cash operating costs;

•	total cash costs;

•	grade;

•	feasibility studies;

•	remediation efforts;

•	expenditures;

•	exploration;

•	permits;

•	expansion plans;

•	plans for Black Fox and Huizopa;

•	closure costs;

•	cash flows;

•	future financing;

•	liquidity;

•	estimates of environmental liabilities;

•	our ability to fund our estimate expenditure and capital requirements;

•	factors impacting our results of operations;

•	application of Sarbanes-Oxley 404 reporting requirements and our ability to meet those reporting requirements; and

•	the impact of adoption of new accounting standards.

These forward looking statements are subject to numerous risks, uncertainties and assumptions, including additional operational and remediation problems at the Montana Tunnels mine; the failure of Elkhorn to make the expected financial contributions under the joint venture agreement in respect of the Montana Tunnels mine; unexpected changes in business and economic conditions; metallurgy, processing, access, availability of materials, equipment, supplies and water; determination of reserves; changes in project parameters; costs and timing of development of new reserves; results of current and future exploration activities; results of pending and future feasibility studies; political or economic instability, either globally or in the countries in which we operate; local and community impacts and issues; timing of receipt of government approvals; accidents and labor disputes; environmental costs and risks; competitive factors, including competition for property acquisitions; availability of external financing at reasonable rates or at all; and the factors discussed in our Annual Report on Form 10-K for the year ended December 31, 2005 under the heading “Risk Factors.” We disclaim any obligation to update forward looking statements, whether as a result of new information, future events or otherwise. Many of these factors are beyond our ability to control or predict. These factors are not intended to represent a complete list of the general or specific factors that may affect us. We may note additional factors elsewhere in this prospectus supplement and the related prospectus, in any additional prospectus supplement and in any documents incorporated by reference into this prospectus supplement and the related prospectus. We undertake no obligation to update forward-looking statements.

RISK FACTORS

An investment in our common shares involves a high degree of risk. You should consider the following discussion of risks in addition to the other information in this prospectus before purchasing any of our common shares. In addition to historical information, the information in this prospectus contains “forward-looking” statements about our future business and performance. Our actual operating results and financial performance may be very different from what we expect as of the date of this prospectus. The risks below address material factors that may affect our future operating results and financial performance.

Risks Related to the Offering

The market price of our common shares could experience volatility and could decline significantly.

Our common shares are listed on the American Stock Exchange and the Toronto Stock Exchange. Our share price has declined significantly since 2004. Securities of small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. Our share price is also likely to be significantly affected by short-term changes in gold prices or in our financial condition or results of operations as reflected in our quarterly earnings reports. As a result of any of these factors, the market price of our common shares at any given point in time might not accurately reflect our long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We could in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

If we complete additional equity financings, then our existing shareholders may experience dilution.

Any additional equity financing that we obtain would involve the sale of our common shares and/or sales of securities that are convertible or exercisable into our common shares, such as share purchase warrants or convertible notes. There is no assurance that we will be able to complete equity financings that are not dilutive to our existing shareholders.

The existence of outstanding rights to purchase common shares may impair our ability to raise capital.

As of September 12, 2006, approximately 28.3 million additional common shares are issuable on exercise of warrants, options or other rights to purchase common shares at prices ranging from $0.20 to $2.90. In addition, there are approximately 11.7 million common shares issuable upon the conversion of the $8.8 million outstanding principal amount of our Series 2004-B Secured Convertible Debentures at the option of the holder at a conversion price of $0.75 per share. During the term of the warrants, options and other rights, the holders are given an opportunity to profit from a rise in the market price of our common shares with a resulting dilution in the interest of the other shareholders. Our ability to obtain additional financing during the period such rights are outstanding may be adversely affected, and the existence of the rights may have an adverse effect on the price of our common shares. The holders of the warrants, options and other rights can be expected to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favorable than those provided by the outstanding rights.

Risks Related to an Investment in the Company

We have identified a material weakness in our internal controls over financial reporting.

We identified a material weakness for the year ended December 31, 2004. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. We lacked appropriate review of non-routine or complex accounting matters, related accounting entries, and appropriate documentation, disclosure and application of Canadian and U.S. GAAP, primarily due to a lack of sufficient personnel with a level of technical accounting expertise commensurate with our reporting requirements.

The following actions were taken in 2005 to remediate this material weakness. We established a Financial Disclosure Policy Committee to review all non-routine accounting matters and disclosure and application of Canadian and U.S. GAAP. We added additional technical accounting expertise to the accounting staff. We implemented formal policies addressing the internal controls over non-routine or complex accounting matters, accounting entries, appropriate documentation, and disclosures. However, in January 2006 a major restructuring and streamlining at the corporate office significantly changed the design and structure of the internal controls and procedures at the corporate level. As of this date management has not had sufficient time to evaluate these controls and therefore believes this material weakness still exists.

Additionally, related to the reduction in staffing at the Montana Tunnels mine in mid October 2005, our controls at that location are not operating as previously designed related to segregation of duties over procurement, inventory control and accounting duties. Corporate management has increased its involvement with day-to-day oversight and management of the Montana Tunnels mine, but as of this date, management has not had sufficient time to evaluate these controls and therefore believes the change in controls is significant enough to be reported as a material weakness. In an effort to address this material weakness, staffing requirements and other changes in control are being evaluated as the future operational requirements of the Montana Tunnels mine is being determined.

There may be certain tax risks associated with investments in our company.

Potential investors that are United States taxpayers should consider that we could be considered to be a “passive foreign investment company” (“PFIC”) for federal income tax purposes. Although we believe that we currently are not a PFIC and do not expect to become a PFIC in the near future, the tests for determining PFIC status are dependent upon a number of factors, some of which are beyond our control, and we can not assure you that we will not become a PFIC in the future. If we were deemed to be a PFIC, then a United States taxpayer who disposes or is deemed to dispose of our shares at a gain, or who received a so-called “excess distribution” on the shares, generally would be required to treat such gain or excess distribution as ordinary income and pay an interest charge on a portion of the gain or distribution unless the taxpayer makes a timely qualified electing fund election (a “QEF” election). A United States taxpayer who makes a QEF election generally must report on a current basis his or her share of any of our ordinary earnings and net capital gain for any taxable year in which we are a PFIC, whether or not we distribute those earnings. Special estate tax rules could be applicable to our shares if we are classified as a PFIC for income tax purposes.

We have a history of losses and we expect to incur losses in the future.

Since our inception through a merger in June 2002, we have incurred significant losses and we expect significant losses to continue for the foreseeable future. Our net losses were $22,208,000, $31,007,000 and $14,090,000 for the years ended December 31, 2005, 2004 and 2003, respectively. There can be no assurance that we will achieve or sustain profitability in the future.

We have a limited operating history on which to evaluate our potential for future success.

We were formed as a result of a merger in June 2002 and have only a limited operating history upon which you can evaluate our business and prospects. During this period, we have not generated sufficient revenues to cover our expenses and costs. If we are unsuccessful in addressing these risks and uncertainties, our business, results of operations and financial condition will be materially and adversely affected.

We are dependent on certain key personnel.

We are currently dependent upon the ability and experience of R. David Russell, our President and Chief Executive Officer; Richard F. Nanna, our Senior Vice President-Exploration; and Melvyn Williams, our Chief Financial Officer and Senior Vice President-Finance and Corporate Development. We believe that our success depends on the continued service of our key officers and there can be no assurance that we will be able to retain any or all of these officers. We currently do not carry key person insurance on any of these individuals, and the loss of one or more of them could have a material adverse effect on our operations.

Our future earnings may be affected by metals price volatility, specifically the volatility of the price of gold.

We historically have derived all of our revenues from the sale of gold, silver, lead and zinc and our development and exploration activities are focused on gold. As a result, our future earnings are directly related to the price of gold. Changes in the price of gold significantly affect our profitability. Gold prices historically have fluctuated widely, based on numerous industry factors including:

•	industrial and jewelry demand;

•	central bank lending, sales and purchases of gold;

•	forward sales of gold by producers and speculators;

•	production and cost levels in major gold-producing regions; and

•	rapid short-term changes in supply and demand because of speculative or hedging activities

Gold prices are also affected by macroeconomic factors, including:

•	confidence in the global monetary system;

•	expectations of the future rate of inflation (if any);

•	the strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted) and other currencies;

•	interest rates; and

The current demand for, and supply of, gold also affects gold prices. The supply of gold consists of a combination of new production from mining and existing shares of bullion held by government central banks, public and private financial institutions, industrial organizations and private individuals. As the amounts produced by all producers in any single year constitute a small portion of the total potential supply of gold, normal variations in current production do not usually have a significant impact on the supply of gold or on its price. Mobilization of gold held by central banks through lending and official sales may have a significant adverse impact on the gold price.

All of the above factors are beyond our control and are impossible for us to predict. If the market prices for gold or silver fall below our costs to produce them for a sustained period of time, we will experience additional losses and we could also be required by our reduced revenue to discontinue exploration, development and/or mining at one or more of our properties.

Our reserve estimates are potentially inaccurate.

We estimate our reserves on our properties as either “proven reserves” or “probable reserves.” Our ore reserve figures and costs are primarily estimates and are not guarantees that we will recover the indicated quantities of these metals. We estimate proven reserve quantities based on sampling and testing of sites conducted by us and by independent companies hired by us. Probable reserves are based on information similar to that used for proven reserves, but the sites for sampling are less extensive, and the degree of certainty is less. Reserve estimation is an interpretive process based upon available geological data and statistical inferences and is inherently imprecise and may prove to be unreliable.

Our reserves are reduced as existing reserves are depleted through production. Reserves may be reduced due to lower than anticipated volume and grade of reserves mined and processed and recovery rates.

Reserve estimates are calculated using assumptions regarding metals prices. These prices have fluctuated widely in the past. Declines in the market price of metals, as well as increased production costs, capital costs and reduced recovery rates, may render reserves uneconomic to exploit. Any material reduction in our reserves may lead to increased net losses, reduced cash flow, asset write-downs and other adverse effects on our results of operations and financial condition. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. No assurance can be given that the amount of metal estimated will be produced or the indicated level of recovery of these metals will be realized.

We may not achieve our production estimates.

We prepare estimates of future production for our operations. We develop our estimates based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of mining and processing. In the past, our actual production from time to time has been lower than our production estimates and this may be the case in the future.

Each of these factors also applies to future development properties and to any future recommencement of mining at Montana Tunnels. In the case of mines we may develop in the future, we do not have the benefit of actual experience in our estimates, and there is a greater likelihood that the actual results will vary from the estimates. In addition, development and expansion projects are subject to unexpected construction and start-up problems and delays.

Our future profitability depends in part, on actual economic returns and actual costs of developing mines, which may differ significantly from our estimates and involve unexpected problems, costs and delays.

From time to time we will engage in the development of new ore bodies. Our ability to sustain or increase our present level of production is dependent in part on the successful exploration and development of new ore bodies and/or expansion of existing mining operations. Decisions about the development of Black Fox and other future projects are subject to the successful completion of feasibility studies, issuance of necessary governmental permits and receipt of adequate financing.

Development projects have no operating history upon which to base estimates of future cash flow. Our estimates of proven and probable ore reserves and cash operating costs are, to a large extent, based upon detailed geologic and engineering analysis. We also conduct feasibility studies that derive estimates of capital and operating costs based upon many factors.

It is possible that actual costs and economic returns may differ materially from our best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase and to require more capital than anticipated. There can be no assurance that the Black Fox property will be profitable.

Exploration in general, and gold exploration in particular, are speculative and are frequently unsuccessful.

Mineral exploration, particularly for gold and silver, is highly speculative in nature, capital intensive, involves many risks and frequently is nonproductive. There can be no assurance that our mineral exploration efforts will be successful. If we discover a site with gold or other mineralization, it will take a number of years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish ore reserves through drilling, to determine metallurgical processes to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that our exploration programs will result in the expansion or replacement of existing ore reserves that are being depleted by current production.

We have experienced operational problems at our Montana Tunnels mine.

Since the sale of our Florida Canyon and Standard mines in November 2005, all of our revenues have been derived from our milling operations at the Montana Tunnels mine, which is a low grade mine. Historically, the Montana Tunnels mine has been unprofitable. During 2004, we experienced problems related to the milling of low-grade ore at the Montana Tunnels mine, which negatively affected our revenues and earnings. Throughout 2005, we experienced operational problems, particularly in the open pit, leading to the suspension of mining on October 21, 2005 for safety reasons due to increased wall activity in the open pit. After the suspension of mining and until May 12, 2006, we were able to continue to produce gold doré, lead-gold and zinc-gold concentrates from milling low grade stockpiled ore. However, on May 12, 2006, all operations ceased at the mine and it was placed on care and maintenance. On July 28, 2006, we entered into a joint venture agreement with Elkhorn Tunnels, LLC, an affiliate of Calim Private Equity LLC, in respect of the Montana Tunnels mine. With the expected financial contributions from Elkhorn Tunnels under the joint venture agreement, we believe that we will be able to remediate the pit wall instability and recommence mill operations in early 2007. However, there can be no assurances that our joint venture partner will make the expected financial contributions or that we will be able to remediate the pit wall instability.

We do not currently have and may not be able to raise the funds necessary to explore and develop our Black Fox and Huizopa properties and our other properties.

We do not currently have sufficient funds to complete all of our planned exploration activities at Black Fox and Huizopa or to develop a mine at Black Fox. The development of Black Fox and the exploration of Huizopa and our other properties will require significant capital expenditures. Sources of external financing may include bank and nonbank borrowings and future debt and equity offerings. There can be no assurance that financing will be available on acceptable terms, or at all. The failure to obtain financing would have a material adverse effect on our growth strategy and our results of operations and financial condition.

Our Black Fox property is pledged to the holders of our 12% Series 2004-B Secured Convertible Debentures and we may not be able to obtain financing from an asset based lender.

Our Black Fox property is pledged to the holders of our 12% Series 2004-B Secured Convertible Debentures as security for our obligations under these debentures. It may be difficult for us to raise additional external funds through banks, asset-based lenders, or other types of lenders, which may require us to raise additional funds through future debt and equity offerings. In addition, the inability to pledge any additional significant assets may make it difficult or impossible to obtain financing on acceptable terms, or at all. The failure to obtain acceptable financing would have a material adverse effect on our growth strategy and our results of operations and financial condition.

Possible hedging activities could expose us to losses.

In the future, we may enter into precious and/or base metals hedging contracts that may involve outright forward sales contracts, spot-deferred sales contracts, the use of options which may involve the sale of call options and the purchase of all these hedging instruments. There can be no assurance that we will be able to successfully hedge against price, currency and interest rate fluctuations. In addition, our ability to hedge against zinc and lead price risk in a timely manner may be adversely affected by the smaller volume of transactions in both the zinc and lead markets. Further, there can be no assurance that the use of hedging techniques will always be to our benefit. Some hedging instruments may prevent us from realizing the benefit from subsequent increases in market prices with respect to covered production. This limitation would limit our revenues and profits. Hedging contracts are also subject to the risk that the other party may be unable or unwilling to perform its obligations under these contracts. Any significant nonperformance could have a material adverse effect on our financial condition and results of operations.

We face substantial governmental regulation.

Safety. Our U.S. mining operation is subject to inspection and regulation by the Mine Safety and Health Administration of the United States Department of Labor (“MSHA”) under the provisions of the Mine Safety and Health Act of 1977. The Occupational Safety and Health Administration (“OSHA”) also has jurisdiction over safety and health standards not covered by MSHA. Our policy is to comply with applicable directives and regulations of MSHA and OSHA. We have made and expect to make in the future, significant expenditures to comply with these laws and regulations.

Current Environmental Laws and Regulations. We must comply with environmental standards, laws and regulations that may result in increased costs and delays depending on the nature of the regulated activity and how stringently the regulations are implemented by the regulatory authority. The costs and delays associated with compliance with such laws and regulations could stop us from proceeding with the exploration of a project or the operation or future exploration of a mine. Laws and regulations involving the protection and remediation of the environment and the governmental policies for implementation of such laws and regulations are constantly changing and are generally becoming more restrictive. We have made, and expect to make in the future, significant expenditures to comply with such laws and regulations.

Some of our properties are located in historic mining districts with past production and abandoned mines. The major historical mine workings and processing facilities owned (wholly or partially) by us in Montana are being targeted by the Montana Department of Environmental Quality (“MDEQ”) for publicly funded cleanup, which reduces our exposure to financial liability. We are participating with the MDEQ under Voluntary Cleanup Plans on those sites. Our cleanup responsibilities have been completed at the Corbin Flats Facility and at the Gregory Mine site, both located in Jefferson County, Montana, under programs involving cooperative efforts with the MDEQ. MDEQ is also contemplating remediation of the Washington Mine site at public expense under the Surface Mining Control and Reclamation Act of 1977 (“SMCRA”). In February 2004, we consented to MDEQ’s entry onto the portion of the Washington Mine site owned by us to undertake publicly funded remediation under SMCRA. In March 2004, we entered into a definitive written settlement agreement with MDEQ and the Bureau of Land Management (“BLM”) under which MDEQ will conduct publicly funded remediation of the Wickes Smelter site under SMCRA and will grant us a site release in exchange for our donation of the portion of the site owned by us to BLM for use as a waste repository. However, there can be no assurance that we will continue to resolve disputed liability for historical mine and ore processing facility waste sites on such favorable terms in the future. We remain exposed to liability, or assertions of liability, that would require expenditure of legal defense costs, under joint and several liability statutes for cleanups of historical wastes that have not yet been completed.

Environmental laws and regulations may also have an indirect impact on us, such as increased costs for electricity due to acid rain provisions of the Clean Air Act Amendments of 1990. Charges by refiners to which we sell our metallic concentrates and products have substantially increased over the past several years because of requirements that refiners meet revised environmental quality standards. We have no control over the refiners’ operations or their compliance with environmental laws and regulations.

Potential Legislation. Changes to the current laws and regulations governing the operations and activities of mining companies, including changes to the U.S. General Mining Law of 1872, and permitting, environmental, title, health and safety, labor and tax laws, are actively considered from time to time. We cannot predict which changes may be considered or adopted and changes in these laws and regulations could have a material adverse impact on our business. Expenses associated with the compliance with new laws or regulations could be material. Further, increased expenses could prevent or delay exploration or mine development projects and could therefore affect future levels of mineral production.

We are subject to environmental risks.

Environmental Liability. We are subject to potential risks and liabilities associated with environmental compliance and the disposal of waste rock and materials that could occur as a result of our mineral exploration and production. To the extent that we are subject to environmental liabilities, the payment of such liabilities or the costs that we may incur to remedy any non-compliance with environmental laws would reduce funds otherwise available to us and could have a material adverse effect on our financial condition or results of operations. If we are unable to fully remedy an environmental problem, we might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on us. We have not purchased insurance for environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) because it is not generally available at a reasonable price or at all.

Environmental Permits. All of our exploration, development and production activities are subject to regulation under one or more of the various state, federal and provincial environmental laws and regulations in Canada, Mexico and the U.S. Many of the regulations require us to obtain permits for our activities. We must update and review our permits from time to time, and are subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of our business, causing those activities to be economically reevaluated at that time. Those risks include, but are not limited to, the risk that regulatory authorities may increase bonding requirements beyond our financial capabilities. The posting of bonding in accordance with regulatory determinations is a condition to the right to operate under all material operating permits, and therefore increases in bonding requirements could prevent our operations from continuing even if we were in full compliance with all substantive environmental laws.

We face strong competition from other mining companies for the acquisition of new properties.

Mines have limited lives and, as a result, we may seek to replace and expand our reserves through the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in the United States, Canada and Mexico and other areas where we would consider conducting exploration and/or production activities. Because we face strong competition for new properties from other mining companies, some of which have greater financial resources than we do, we may be unable to acquire attractive new mining properties on terms that we consider acceptable.

The titles to some of our properties may be uncertain or defective.

Certain of our United States mineral rights consist of “unpatented” mining claims created and maintained in accordance with the U.S. General Mining Law of 1872. Unpatented mining claims are unique U.S. property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations that supplement the General Mining Law. Also, unpatented mining claims and related rights, including rights to use the surface, are subject to possible challenges by third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims.

In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law. Although no such legislation has been adopted to date, there can be no assurance that such legislation will not be adopted in the future. If ever adopted, such legislation could, among other things, impose royalties on gold production from unpatented mining claims located on federal lands or impose fees on production from patented mining claims. If such legislation is ever adopted, it could have an adverse impact on earnings from our operations, could reduce estimates of our reserves and could curtail our future exploration and development activity on federal lands or patented claims.

While we have no reason to believe that the existence and extent of any of our properties are in doubt, title to mining properties are subject to potential claims by third parties claiming an interest in them.

We may lose rights to properties if we fail to meet payment requirements or development or production schedules.

We derive the rights to most of our mineral properties from unpatented mining claims, leaseholds, joint ventures or purchase option agreements which require the payment of maintenance fees, rents, or purchase price installments, exploration expenditures, or other fees. If we fail to make these payments when they are due, our rights to the property may lapse. There can be no assurance that we will always make payments by the requisite payment dates. In addition, some contracts with respect to our mineral properties require development or production schedules. There can be no assurance that we will be able to meet any or all of the development or production schedules. Our ability to transfer or sell our rights to some of our mineral properties requires government approvals or third party consents, which may not be granted.

Our operations may be adversely affected by risks and hazards associated with the mining industry.

Our business is subject to a number of risks and hazards including adverse environmental effects, technical difficulties due to unusual or unexpected geologic formations, and pit wall failures.

Such risks could result in personal injury, environmental damage, damage to and destruction of production facilities, delays in mining and liability. For some of these risks, we maintain insurance to protect against these losses at levels consistent with our historical experience and industry practice. However, we may not be able to maintain current levels of insurance, particularly if there is a significant increase in the cost of premiums. Insurance against environmental risks is generally too expensive or not available for us and other companies in our industry, and, therefore, we do not maintain environmental insurance. To the extent we are subject to environmental liabilities, we would have to pay for these liabilities. Moreover, in the event that we are unable to fully pay for the cost of remedying an environmental problem, we might be required to suspend or significantly curtail operations or enter into other interim compliance measures.

You could have difficulty or be unable to enforce certain civil liabilities on us, certain of our directors and our experts.

We are a Yukon Territory, Canada, corporation. A substantial amount of our assets are located in Canada and our head office is located in the United States. Additionally, a number of our directors and the experts that may be named in this prospectus are residents of Canada. Although we have appointed Lackowicz, Shier & Hoffman as our agents for service of process in the Yukon Territory, it might not be possible for investors to collect judgments obtained in Canadian courts predicated on the civil liability provisions of securities legislation. It could also be difficult for you to effect service of process in connection with any action brought in the United States upon such directors and experts. Execution by United States courts of any judgment obtained against us, or any of the directors, executive officers or experts named in this prospectus supplement and the related prospectus, in United States courts would be limited to the assets or the assets of such persons or corporations, as the case might be, in the United States. The enforceability in Canada of United States judgments or liabilities in original actions in Canadian courts predicated solely upon the civil liability provisions of the federal securities laws of the United States is doubtful.
USE OF PROCEEDS

There will be no cash proceeds from the issuance of the common shares in this offering. We are issuing 925,000 common shares of Apollo Gold Corporation directly to Standard, without the use of placement agents. On April 13, 2005, we entered into an engagement letter with Standard, pursuant to which Standard agreed to act as our financial advisor in connection with the sale or other strategic transaction in respect of MTMI. On July 28, 2006, we entered into a joint venture in respect of MTMI. As a result, we are issuing 925,000 shares of our common stock in payment of the fees owing to Standard under the engagement letter in connection with such joint venture.

PRICE RANGE OF OUR COMMON SHARES

Our common shares are listed on the American Stock Exchange under the trading symbol “AGT” and on the Toronto Stock Exchange under the trading symbol “APG.” On September 12, 2006, the closing price per share for our common shares as reported by the American Stock Exchange was $0.39 and as reported by the Toronto Stock Exchange was Cdn$0.45.

The following table sets forth, for the periods indicated, the reported high and low market closing prices per share of our common shares.

	American Stock Exchange (1)		Toronto Stock Exchange
	High	Low	High	Low
	($)		Cdn$
2006:
First Quarter	0.75	0.28	0.88	0.32
Second Quarter	0.85	0.41	0.97	0.47
Third Quarter (through September 12, 2006)	0.50	0.39	0.58	0.45

2005:
First Quarter	0.77	0.47	0.92	0.56
Second Quarter	0.49	0.27	0.59	0.33
Third Quarter	0.36	0.23	0.41	0.27
Fourth Quarter	0.32	0.17	0.37	0.18
2004:
First Quarter	2.61	1.80	3.30	2.40
Second Quarter	2.11	1.25	2.76	1.72
Third Quarter	1.41	0.54	1.85	0.67
Fourth Quarter	1.05	0.60	1.25	0.72
2003:
First Quarter	-	-	4.20	2.81
Second Quarter	-	-	3.45	2.25
Third Quarter	1.97	1.58	2.73	2.20
Fourth Quarter	2.64	1.40	3.42	1.85
__________________
(1) On August 26, 2003, our shares were listed on the American Stock Exchange under the trading symbol “AGT.”

We have not declared or paid cash dividends on our common shares since our inception and we expect for the foreseeable future to retain all of our earnings from operations for use in expanding and developing our business. Future dividend decisions will consider our then-current business results, cash requirements and financial condition.

CAPITALIZATION

The following table sets forth our consolidated capitalization (i) as of the dates indicated, and (ii) as adjusted to give effect to this offering. The following table should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2005, and the unaudited condensed financial statements for the quarterly period ended June 30, 2006, each of which is incorporated by reference in this prospectus supplement.

	As at June 30,
	2006
	($000’s)	($000’s)
	Actual (1)	As Adjusted(2)
	(unaudited)
Canadian GAAP Current Debt	160	160
Long-term Debt	7,167	7,167
Shareholders’ Equity
Common Shares	166,614	166,614
Deficit	(136,007)	(136,007)
	30,607	30,607
Total:	37,934	37,934
__________________

(1)	These numbers are derived from unaudited financial statements.

(2)	Amounts shown are before estimated expenses of the offering.

DILUTION

The difference between the offering price per common share and the pro forma net tangible book value per common share after this offering constitutes the dilution to you. Net tangible book value per share is determined by dividing our net tangible book value (total tangible assets minus total liabilities) by the number of common shares outstanding.

At June 30, 2006, our net tangible book value was $30.2 million, or $0.25 per common share, under Canadian GAAP. After giving effect to the issuance of the 925,000 common shares, there would be no change to our pro forma net tangible book value as of June 30, 2005 under either Canadian GAAP.

The following table illustrates the per share dilution to you:

Canadian GAAP
Offering price		$0.43
Net tangible book value per share as of June 30, 2006	$0.25
Decrease attributable to new offering	0
Adjusted net tangible book value after offering		0.25
Decrease per share to new offering recipients		$(0.18)
Decrease as a percentage of issuance price		(43)%

PLAN OF DISTRIBUTION

There will be no cash proceeds from the issuance of the common shares in this offering. We are issuing 925,000 common shares of Apollo Gold Corporation directly to Standard, without the use of placement agents. On April 13, 2005, we entered into an engagement letter with Standard, pursuant to which Standard agreed to act as our financial advisor in connection with the sale or other strategic transaction in respect of MTMI. On July 28, 2006, we entered into a joint venture in respect of MTMI. As a result, we are issuing 925,000 shares of our common stock in payment of the fees owing to Standard under the engagement letter in connection with such joint venture.

The common shares offered by this prospectus supplement are expected to be listed on the American Stock Exchange and Toronto Stock Exchange, subject to official notice of issuance and listing.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common shares is CIBC Mellon Trust Company, P. O. Box 7010 Adelaide Postal Station, Toronto, Ontario M5E 2W9, Canada.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Exchange Act, and file annual, quarterly and periodic reports, proxy statements and other information with the SEC. The SEC maintains a web site (http://www.sec.gov) on which our reports, proxy statements and other information are made available. Such reports, proxy statements and other information may also be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

We have filed with the SEC a Registration Statement on Form S-3, under the Securities Act, with respect to our common shares offered by the prospectus and this prospectus supplement. The prospectus and this prospectus supplement, which constitute part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. Reference is hereby made to the Registration Statement and the exhibits to the Registration Statement for further information with respect to us and our common shares.